SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRASK Grows 18% in July Reaching Growth Record of the Last Two Years

São Paulo, August 19, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America hereby announces its preliminary air traffic figures for July 2013.

PRASK, Yield and Fuel Prices

Net PRASK presented an 18% growth over July/12, even with a supply reduction of 4.8% in the domestic market in the period. This is the highest PRASK increase of the last two years, and demonstrates the Company’s efforts in optimizing its supply and maximizing the profitability of its routes.

Net yield in July posted a 28% increase year-over-year, to between R$24.5 and R$25.0 cents, in line with GOL’s strategy of upgrading its services and attracting business and leisure passengers during the winter holidays high season.

Fuel prices*  moved up by 4% in the month when compared to July/12, driven by the depreciation of the Real against the Dollar in the last months comprising the jet fuel price formation period, which carries a time lag. With the recent Dollar hike, we expect record fuel prices for the next months.

(*) Fuel price per liter considers total fuel and lubricant expenses divided by period consumption

OPERATING DATA	July 2013(*)	July 2012(*)	% Chg.	July 2013(*)	% Chg. (MoM)
			(YoY)
Total System
ASK (mm)	4,387.3	4,471.4	-1.9%	3,982.3	10.2%
RPK (mm)	3,109.0	3,446.9	-9.8%	2,808.3	10.7%
Load Factor	70.9%	77.1%	-6.2 p.p	70.5%	0.3 p.p
Domestic Market
ASK (mm)	3,850.1	4,046.1	-4.8%	3,546.0	8.6%
RPK (mm)	2,742.4	3,136.8	-12.6%	2,558.2	7.2%
Load Factor	71.2%	77.5%	-6.3 p.p	72.1%	-0.9 p.p
International Market
ASK (mm)	537.3	425.2	26.4%	436.3	23.1%
RPK (mm)	366.6	310.1	18.2%	250.1	46.6%
Load Factor	68.2%	72.9%	-4.7 p.p	57.3%	10.9 p.p

                                                  (*) Preliminary figures for July 2013; National Civil Aviation Agency (ANAC) figures for July 2012 and June 2013.

1	GOL Linhas Aéreas Inteligentes S.A

Traffic Report

                             Domestic Market

In July, GOL maintained its strategy of optimizing domestic supply, leading to a 4.8% reduction in the domestic market when compared to July/12. The load factor in the domestic market reached 71.2%, a 6.3 p.p. decrease over the same period in 2012. The Company highlights its PRASK growth strategy: maintaining the same supply reduction level as the past months, GOL increased PRASK growth, as demonstrated below.

Annual PRASK & Domestic ASK Variation

International Market

In July, supply moved up by 26.4%, when compared to the same month in 2012, mainly due to the flights to Santo Domingo, Miami and Orlando launched in December/12. This contributed to an increase of 18.2% in demand in the same period. Load factor decreased by 4.7 percentage points in the international market. The greater representativeness of our flights to Santo Domingo, where we provide around 85% of seats available for sale in our 737-800 NG aircraft creates pressure on our load factor indicator. As per ANAC’s methodology, the load factor is calculated considering the aircraft’s total capacity.

2	GOL Linhas Aéreas Inteligentes S.A

Traffic Report

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 970 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ir

+55(11)2128-4700

GOL LISTED NYSE

GOLL4 NÍVEL2 BM&FBOVESPA

BLOG

GOL. Linhas aéreas inteligentes.

This release contains forward-looking statements relating to the business prospects, estimates for operating and financial results, and those related to GOL's growth prospects. These are merely projections and, as such, are based exclusively on the expectations of GOL's management Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

Contacts • Edmar Lopes • André Carvalho • Gabriel Motta • Ana Troster • Jenifer Nicolini

3	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.